

Shinawatra Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

Company Registration No. 163
Tel : (66-2) 591-0736-49 Fax : (66-2) 591-0705

April 22, 2003



The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

03 APR 29 AM 7:21

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 161/2003**

  Subject: Notification of the investment of LoxInfo Link Communications (Thailand) Co., Ltd.

  Date: April 22, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Kobchok Meekoon or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5552 or kobchokm@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

dw 5/15


THAICOM

Shinawatra Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

Company Registration No. 163
Tel : (66-2) 591-0736-49 Fax : (66-2) 591-0705

April 22, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 161/2003**

  Subject: Notification of the investment of LoxInfo Link Communications (Thailand) Co., Ltd.

  Date: April 22, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Kobchok Meekoon or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5552 or kobchokm@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

RECEIPT COPY
Received by:
Date:

Summary Translation Letter
To the Stock Exchange of Thailand
Date April 22, 2003

SSA 161/2003

April 22, 2003

Subject: Notification of the investment of LoxInfo Link Communications (Thailand) Co., Ltd.

To: The President
The Stock Exchange of Thailand

Shin Satellite Public Co., Ltd. (the "Company") would like to inform the Stock Exchange of Thailand ("SET") regarding the investment of CS Loxinfo Company Limited ("CSL"), a subsidiary which the company indirectly owned 50.02%. Details are as follows:

1.1 Date of Transaction : April 22, 2003

1.2 The parties involved :

Name	Relationship
Buyer : CS Loxinfo Co. Ltd	A subsidiary which the company indirectly owned 50.02%.
Seller : Point Asia Dot Com (Thailand) Co.,Ltd.	The shareholder of CSL 17.17%

1.3 The general characteristics of the transaction : CSL acquired 22,497 shares of LoxInfo Link Communications (Thailand) Co.,Ltd. or 44.99% of paid up capital.

1.4 The detail of investment :

The company name :	LoxInfo Link Communications (Thailand) Co.,Ltd.
The nature of business :	Provide internet's customer and marketing activity.
Paid-up capital :	Baht 5 million.
Par value :	Baht 100.
Proportion of securities holding before :	0
Proportion of securities holding after :	44.99%

1.5 The value and size of the transaction

Value of investment : Baht 52,000

The size of transaction is less than 0.03% of the net tangible assets of the Company, as of December 2002. It is considered as "connected transaction" according to the Notification of the Stock Exchange of Thailand in relation to rules, procedures, and disclosure of connected transactions of listed company.